Exhibit 99.1
Melco Crown Entertainment Limited Announces Earnings Release Date
New York, May 13, 2009 — Melco Crown Entertainment Limited (NASDAQ: MPEL) announces that it will file its first quarter results for 2009 on Form 6-K with the U.S. Securities and Exchange Commission on Wednesday, May 20, 2009, to be followed by a conference call on the same day at 8:30 a.m. Eastern Daylight Time (or 8:30 p.m. Hong Kong Time).
To join the conference call, please use the dial-in details below:

US Toll Free Dial In #	+1 800.659.2056
US Toll/ International Dial In #	+1 617.614.2714
HK Toll	+852.3002.1672
HK Toll Free	800.96.3844
UK Toll Free	00.800.280.02002
Australia Toll Free	1.800.002.971

Passcode	MPEL
An audio webcast will also be available at http://www.melco-crown.com

Replay
Available From	05/20/2009 10:30 AM Eastern Daylight Time
Available To	05/27/2009
US Toll Free Dial In #	+1 888.286.8010
US Toll/ International Dial In #	+1 617.801.6888

Passcode	22404023
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on March 31, 2009 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company’s first property, Altira Macau (formerly Crown Macau) (www.altiramacau.com), opened on May 12, 2007. Other development projects include City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,300 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-100 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also Co-Chairman and a Director of the Company.
Investor Inquiries:
Geoffrey Davis, CFA
Senior Vice President, Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com